United States Securities and Exchange Commission
Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

LEASE EQUITY APPRECIATION FUND II, L.P.
(Exact name of registrant as specified in its charter)

Delaware	20-1056194
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No)

110 S. Poplar Street, Suite 101
Wilmington, DE	19801
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A (d), check the following box ☒

Securities Act registration statement file number to which this from relates (if applicable): 333-116595

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Partner Units

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered

The securities to be registered hereby are the Limited Partner Units (the “Units”) in Lease Equity Appreciation Fund II, L.P., a Delaware limited partnership (the “Partnership”). A description of the Units is set forth in the Partnership’s prospectus and the Partnership’s Amended and Restated Certificate and Agreement of Limited Partnership (the “Partnership Agreement”), attached as Appendix A to the prospectus. The Partnership’s prospectus dated December 22, 2004, is hereby incorporated herein by reference as filed with the Securities and Exchange Commission on December 22, 2004, and as amended in Post-Effective Amendment No. 1 filed with the Securities and Exchange Commission on December 27, 2005 relating to the Partnership’s Registration Statement on Form S-1 (SEC File No. 333-116595).

Item 2: Exhibits

4.2	Amended and Restated Certificate and Agreement of Limited Partnership for
Lease Equity Appreciation Fund II, L.P. (1)
_______________________
(1) Incorporated by reference to Form 10-K filed March 31, 2006.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Lease Equity Appreciation Fund II, L.P. By: LEAF Financial Corporation, General Partner

Date: April 30, 2007	By:	/s/ Robert K. Moskovitz
Robert K. Moskovitz
Chief Financial Officer and Treasurer